EXHIBIT B


January 4, 2006


Matthew Harman


Re:  Sale of 213,333 shares of common stock of Whitehall Jewellers, Inc.


Dear Mr. Harman:

         In connection with the sale by you of 213,333 shares of common stock of Whitehall Jewellers, Inc. ("Whitehall") on December 30, 2005 to PWJ Funding LLC ("PWJ"), we wish to confirm the following:

         1. You have agreed to sell 213,333 shares of common stock of Whitehall (the "Stock") to PWJ at a price of $1.20 per share, representing a total purchase price of $255,999.60 (the "Purchase Price"). The transfer of the Stock shall be completed on or before January 5, 2006, unless extended by mutual agreement of the parties (the "Closing Date"). PWJ shall, on the Closing Date, forward the Purchase Price of the Stock to you.

         2. You will immediately execute all documents and take all actions necessary to transfer the Stock sold to PWJ on or before the Closing Date. Additionally, you represent that you have all of the voting rights with regard to the Stock and that you have not tendered or submitted for tender any of the Stock in connection with the tender offer currently pending by JWL Acquisition Corp. or any of its affiliates. If any such Stock has been so tendered, you agree to immediately withdraw such shares of Stock and provide PWJ evidence of such withdrawal.

         3. As an inducement for PWJ to enter into this agreement, you hereby irrevocably (to the fullest extent permitted by law) appoint and constitute Jonathan Duskin and Charles Phillips your proxy with respect to all Stock sold pursuant to the agreement with full power of substitution and resubstitution. As of the date hereof, to the extent requested by PWJ, all prior proxies given by or on your behalf with respect to any of the Stock will be revoked, and no subsequent proxies will be given with respect to any of the Stock by you. The proxy named above will be empowered, and may exercise this proxy, to vote the Stock, at any time and from time to time, in its sole and absolute discretion and without notice to you at any meeting of the stockholders of the Company, however called, or in any written action by consent of stockholders of the Company, with respect to all matters brought before a vote of the stockholders for any purpose or reason. This proxy shall be binding upon your heirs, successors and assigns. Any term or provision of this proxy which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or


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              unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this proxy or affecting the validity or enforceability of any of the terms or provisions of this proxy in any other jurisdiction. If any provision of this proxy is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. You hereby affirm that this proxy is given for the purpose of and should be construed so as to effectuate the purposes set forth above, and that this proxy is coupled with an interest and is irrevocable during the term hereof.

         4. You have made an independent decision to sell the Stock to PWJ based on the information available to it, which you have determined is adequate for the purpose, and you have not relied on any information (in any form, whether written or oral) furnished by PWJ, any of its representatives or any third person on their behalf in making that decision.

         5. No party to this agreement has rendered any opinion to any other party as to whether the purchase or sale of the Stock is prudent or suitable, and no party to this agreement is relying on any representation or warranty by any other party except as expressly set forth in this agreement.

         6. Each party acknowledges and represents that it is a sophisticated investor with respect to the Stock and it has adequate information concerning the business and financial condition of Whitehall and any affiliates of Whitehall, and understands the disadvantage to which any party may be subject on account of the disparity of information as between the parties. In this regard, you acknowledge that PWJ has been, and continues to be, provided information concerning the operation of Whitehall, including but not limited to financial information, as a result of its participation in a thirty million dollar ($30,000,000) bridge loan to Whitehall. You further acknowledge that PWJ (and certain of its affiliates) are shareholders of Whitehall and that Jonathan Duskin and Charles Phillips, affiliates of PWJ and its affiliates, are director nominees of Whitehall. Each party hereto believes, by reason of its business or financial experience, that it is capable of evaluating the merits and risks of the sale and of protecting its own interests in connection with the purchase and sale of the Stock.

         7. You acknowledge that PWJ, Jonathan Duskin and Charles Phillips and their respective affiliates may possess material non-public information not known to you regarding or relating to Whitehall or the Stock, including, but not limited to, information concerning the business, financial condition and any prospects or restructuring plans of Whitehall. You further acknowledge that none of, PWJ, Jonathan Duskin and Charles Phillips nor their respective affiliates shall have any liability whatsoever (and you hereby waive and release all claims that you may otherwise have) with respect to the nondisclosure of any such information, whether before or after the date of this agreement.

         8. Each party hereto expressly releases the other party, their affiliates, successors and/or assigns and their respective officers, directors, employees, agents, trustees and controlling persons from any and all liabilities arising from the failure to disclose non-public information with respect to Whitehall or the Stock, and each party agrees to make no claim against the other party, their affiliates, successors and/or assigns and their respective officers, directors, employees, managers, agents, trustees and controlling persons in respect of the sale of the Stock relating to any failure to disclose such non-public information.


[Paragraph 9 continued on next page]



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         9.   Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.


                                        PWJ Funding LLC
                                        By:  PRENTICE CAPITAL MANAGEMENT, LP
                                             ----------------------------------
                                             Its:  MANAGER
                                                   ----------------------------


                                        By:  /s/ Michael Weiss
                                             ----------------------------------
                                        Printed Name:  MICHAEL WEISS
                                                       ------------------------
                                        Its: CFO
                                             ----------------------------------


AGREED TO
and accepted this 5th day of January, 2006


/s/ Matthew Harman
------------------------------------------
Matthew Harman